Exhibit 99.2

Ming Yang Announces the Formation of a Special Committee to Evaluate the Preliminary Non-Binding Proposal to Acquire the Company

Zhongshan, China, November 17, 2015 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind energy solution provider in China, today announced that its Board of Directors (the “Board”) has formed a special committee of independent directors (the “Special Committee”) to evaluate the preliminary non-binding proposal letter dated November 2, 2015 from its Chairman and Chief Executive Officer, Mr. Chuanwei Zhang, to acquire all of the Company’s outstanding shares not already beneficially owned by him (the “Proposal”).

The Special Committee is composed of Messrs. Dabing Zhou and Steve Markscheild, who are independent directors of the Company and are unaffiliated with the Proposal. Mr. Zhou is the chairman of the Special Committee. The Special Committee expects to retain independent advisors, including an independent financial advisor and legal counsel, to assist it in the process of reviewing and evaluating the Proposal.

The Company cautions its shareholders and others considering trading its securities that neither the Board nor the Special Committee has made any decisions with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading wind energy solution provider in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines, including cutting-edge SCD (Super Compact Drive) solutions, and providing post-sales value-added maintenance and technology upgrade services to wind farm owners. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2014. For more information, please visit Ming Yang’s investor relations website at http://ir.mywind.com.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:

China Ming Yang Wind Power Group Limited

Ricky Ng

+86-760-2813-8698

ir@mywind.com.cn

http://ir.mywind.com.cn